SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549
Form 6-K
Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of: December, 2006	Commission File Number: 001-14460
AGRIUM INC.
(Name of registrant)
13131 Lake Fraser Drive S.E.
Calgary, Alberta,
Canada T2J 7E8
(Address of Principal Executive Offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☐	Form 40-F ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):     ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):     ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the SEC pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ☐	No ☑
If “Yes” is marked, indicate the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AGRIUM INC.
Date: December 21, 2006	By:	/S/ GARY J. DANIEL
		Name:	Gary J. Daniel
		Title:	Senior Legal Counsel & Assistant Corporate Secretary

EXHIBIT INDEX

Exhibit	Description of Exhibit

1	Material Change Report dated December 21, 2006

Form 51-102F3
MATERIAL CHANGE REPORT
Item 1.	Name and Address of Company

Agrium Inc. (“Agrium”) 13131 Lake Fraser Drive S.E. Calgary, Alberta T2J 7E8

Item 2.	Date of Material Change

December 18, 2006

Item 3.	News Release

Agrium issued a news release on December 18, 2006 (through CCN Mathews) at Calgary, Alberta which release disclosed the nature and substance of the material change.

Item 4.	Summary of Material Change

On December 18, 2006, Agrium announced that it expects to adjust the carrying cost of its Kapuskasing phosphate rock mine and associated Redwater phosphate facility resulting in a non-cash, after tax charge of approximately $100-million in the Corporation’s fourth quarter financial results.

Item 5.	Full Description of Material Change

On December 18, 2006, Agrium announced that it expects to adjust the carrying cost of its Kapuskasing phosphate rock mine and associated Redwater phosphate facility resulting in a non-cash, after tax charge of approximately $100-million in the Corporation’s fourth quarter financial results.

Recent quality issues with the rock from Agrium’s Kapuskasing phosphate mine resulted in a comprehensive drilling program as part of an extensive reevaluation of the nature of the reserves. The outcome of the drilling program has resulted in a reduction in the estimated economic ore reserve life from 2019 to 2013. This triggered an impairment review of Agrium’s Canadian phosphate operations’ carrying cost. The impairment reflects the reduction in economic ore reserves, a pricing forecast for phosphate fertilizers that reflects significant new global supply additions in 2011, and a forecast of a strong Canadian dollar.

Agrium will continue to evaluate longer-term solutions for the ongoing operation of the Redwater phosphate facility beyond 2013, including alternative sources for phosphate rock. Agrium believes that upgrading the flotation system in early 2007 and moving into a higher quality ore area later in the year will improve the margins of its Canadian phosphate operations in the second half of 2007.

Agrium expects second half 2006 results to be at the lower end of its previously issued guidance range of $0.20 to $0.25 per share, excluding the impact of the adjustment in carrying cost of its Canadian phosphate assets as described above. Very wet weather in the Eastern U.S. Cornbelt and an early snowfall in Western Canada negatively impacted fall sales in these regions. Additionally, Agrium marks-to-market its estimated stock-based compensation expense monthly, and as such, Agrium’s stock-based compensation expense is forecast to be higher. These negative effects are expected to be partially offset by a gain on a small non-core asset sale and the expectation that the maintenance originally anticipated to occur in the fourth quarter at Agrium’s Profertil facility will now be deferred until the first quarter of 2007.

Forward-Looking Statements

Certain statements in this Material Change Report constitute forward-looking statements. Such forward-looking statements involve known and unknown risks and uncertainties and various business sensitivities, including those referred to in the management discussion and analysis section of the Corporation’s most recent Annual Report to shareholders as well as those risk factors described in the Corporation’s most recent Annual Information Form, which may cause the actual results, performance or achievements of the Corporation to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements.

The major assumptions in updating Agrium’s second half guidance include, but are not limited to, the timing of the turnaround at Profertil which Agrium expects to occur in 2007, weather conditions, future prices and sales volumes of nitrogen, phosphate and potash, its Retail business’ fourth quarter results will be slightly lower than the fourth quarter of 2005 and the impact of Agrium’s share price on its stock-based compensation expense.

Assumptions applied in determining the adjustment to the carrying costs of its Canadian phosphate operations include, but are not limited to, anticipated phosphate ore quality at Kapuskasing and resulting future mining and processing costs, expected exchange rates between U.S. and Canadian dollars and expected future phosphate fertilizer prices.

Other factors that could cause actual results to differ materially from those in the forward-looking statements include, but are not limited to; the ability and timing to move into a higher quality ore body and implement an effective flotation system at its Kapuskasing mine, future crop prices, variability in and regional price differentials in various North American gas prices, the exchange rates for U.S., Canadian and Argentine currencies, South American domestic fertilizer consumption and government policies, China and India’s fertilizer trade policies and volumes, future levels of nitrogen imports into North America and future additional fertilizer capacity and operating rates, regulatory changes including changes to tax rates or environmental laws, and the potential inability to integrate recent or new business acquisitions as planned or within the time predicted.

Item 6.	Reliance on subsection 7.1(2) or (3) of National instrument 51-102

Not applicable.

Item 7.	Omitted Information

Not applicable.

Item 8.	Executive Officer

Bruce G. Waterman, Senior Vice President, Finance & Chief Financial Officer may be reached at 13131 Lake Fraser Drive S.E., Calgary, Alberta, T2J 7E8, or by phone at (403) 225-7000.

Item 9.	Date of Report

Dated at Calgary, Alberta the 21st day of December, 2006.